

02006356

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-46509

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2001 (MM/DD/YY) AND ENDING 12-31-2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: City Financial Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3601 MacCorkle Avenue, SE
(No. and Street)

Charleston (City) West Virginia (State) 25304 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Doug Lehman 304-255-7259
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – of individual, state last, first, middle name)

900 United Center (Address) Charleston (City) West Virginia (State) 25301 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 07 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Doug Lehman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of City Financial Corporation, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public


OFFICIAL SEAL
NOTARY PUBLIC
STATE OF WEST VIRGINIA
BARBARA A. BROWN
CITY NATIONAL BANK
3601 MACCORKLE AVE., SE, P.O. BOX 4168
CHARLESTON, WV 25364
My Commission Expires June 28, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Ernst & Young LLP
900 United Center
500 Virginia Street East(25301)
P.O. Box 2906
Charleston, West Virginia 25330

Phone: (304) 343-8971
Fax: (304) 357-5994
www.ey.com

Report of Independent Auditors

City Holding Company, Stockholder
City Financial Corporation Board of Directors

We have audited the accompanying statement of financial condition of City Financial Corporation (the Company) (a wholly owned subsidiary of City Holding Company) as of December 31, 2001, and the related statement of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of City Financial Corporation at December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with auditing standards generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

February 8, 2002

City Financial Corporation

Statement of Financial Condition

December 31, 2001

Assets	
Cash	$ 152,059
Investment securities	42,300
Commissions receivable	9,885
Prepaid expenses	1,203
Deferred tax asset	15,830
Fixed assets, net of accumulated depreciation	14,824
Total assets	$ 236,101
Liabilities	
Accounts payable	$ 14,530
Accrued severance costs	56,789
Income taxes payable	201
Total liabilities	71,520
Stockholder's equity	
Common stock, $.01 par value; 100,000 shares authorized; 50,000 shares issued and outstanding	500
Additional paid-in capital	231,578
Retained deficit	(67,497)
Total stockholder's equity	164,581
Total liabilities and stockholder's equity	$ 236,101

See accompanying notes.

City Financial Corporation

Statement of Income

December 31, 2001

Revenues:	
Commissions	$ 329,042
Other income	6,549
Total revenues	335,591
Expenses:	
Employee compensation and benefits	281,790
Printing and office supplies	5,198
Professional fees	12,091
Brokerage and quotation fees	25,092
Occupancy	24,764
Other expenses	57,814
Total expenses	406,749
Loss before income taxes	(71,158)
Income tax benefit	(28,512)
Net loss	$ (42,646)

See accompanying notes.

City Financial Corporation

Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Deficit	Total
Balance at December 31, 2000	$ 500	$ 231,578	$ (24,851)	$ 207,227
Net loss	-	-	(42,646)	(42,646)
Balance at December 31, 2001	$ 500	$ 231,578	$ (67,497)	$ 164,581

See accompanying notes.

City Financial Corporation

Statement of Cash Flows

Year ended December 31, 2001

Operating activities	
Net loss	$ (42,646)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	6,572
Accrued severance costs	56,789
Increase in deferred tax asset	(14,657)
Decrease in commissions receivable	6,064
Decrease in prepaid expenses	6,810
Decrease in accounts payable	(12,579)
Decrease in income taxes payable	(4,467)
Net cash provided by operating activities	1,886
Investing activities:	
Proceeds from sale of fixed assets	608
Net cash provided by investing activities	608
Increase in cash and cash equivalents	2,494
Cash and cash equivalents at beginning of year	149,565
Cash and cash equivalents at end of year	$ 152,059

See accompanying notes.

City Financial Corporation

Notes to Financial Statements

Year ended December 31, 2001

1. Description of Principal Markets and Services

City Financial Corporation (the Company), a wholly owned subsidiary of City Holding Company, engages primarily in brokerage and investment advisory services. The Company is headquartered in Charleston, West Virginia, and conducts business principally as an introducing broker for customers of City Holding Company's banking affiliates located in West Virginia and California. The Company offers retail brokerage services relating to securities and related products on a fully disclosed basis.

On November 26, 2001, City Holding Company entered into an agreement with Ferris, Baker Watts Inc. (FBW), whereby FBW will provide investment services, including mutual funds and brokerage services to current and future City National Bank of West Virginia customers and, in return, the Company will receive commissions subject to a revenue sharing arrangement between the Company and FBW. At December 31, 2001, the Company was in the process of transferring current customer accounts to FBW. The Company has ceased its current business operations and will transfer or settle its assets and liabilities with its parent, City Holding Company, or its outside vendors. The carrying values of the assets and liabilities of the Company as of December 31, 2001, are not considered to be materially different than their net realizable value. As a result of this agreement, the Company accrued $56,789 in employee severance costs at year end in connection with the termination of employees.

2. Summary of Significant Accounting and Reporting Policies

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States and require management to make estimates and develop assumptions that affect the amounts reported in the financial statements and related footnotes. Actual results could differ from management's estimates. The following is a summary of the more significant policies.

Advertising Costs

The company expenses all advertising costs as incurred. Advertising costs for 2001 approximated $1,500.

City Financial Corporation

Notes to Financial Statements (continued)

2. Summary of Significant Accounting and Reporting Policies (continued)

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the assets. Generally, estimated useful lives of leasehold improvements and furniture, fixtures, and equipment do not exceed 7 and 15 years, respectively.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade date basis as security transactions occur.

Income Taxes

The Company joins its parent, City Holding Company, in filing consolidated federal and state income tax returns. The intercompany income tax allocation policy adopted by the Company and City Holding Company requires current and deferred income taxes be allocated to the Company based on the Company's taxable income multiplied by the consolidated group's marginal federal and state income tax rates. The combined federal and state income tax rate used to allocate expense to the Company in 2001 approximated 40%. During 2001, the Company paid $11,100 of income taxes to its parent.

3. Capital and Reserve Requirements

The Company is subject to the net capital requirements of the New York Stock Exchange, Inc. (the Exchange) and the Uniform Net Capital requirements of the Securities and Exchange Commission (SEC) under Rule 15c3-1. The Exchange and the SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2001, the Company had net capital of approximately $90,424 which was $40,424 in excess of the amount required to be maintained at that date.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Act of 1934 under Section (k)(2)(ii) of the Rule as all transactions are cleared through another broker/dealer on a fully disclosed basis.

City Financial Corporation

Notes to Financial Statements (continued)

4. Premises and Equipment

A summary of premises and equipment and related accumulated depreciation at December 31, 2001, follows:

Leasehold improvements	$ 5,635
Furniture, fixtures and equipment	25,357
	30,992
Less allowance for depreciation	16,168
	$ 14,824

5. Defined Contribution Plan

Employees of the Company are eligible to participate in the City Holding Company Profit Sharing and 401(k) Plan, a deferred compensation plan under Section 401(k) of the Internal Revenue Code. Participants may contribute from 1% to 15% of pre-tax earnings to their respective accounts. The Company matches 50% of the first 6% of compensation deferred by the participant. Employees of the Company were also eligible to participate in the City Holding Company Employees' Stock Ownership Plan, which includes both Money Purchase and Stock Bonus Plan features. Effective November 1, 2001, the Money Purchase and Stock Bonus Plans were merged into City Holding Company's 401(k) Plan.

6. Related Party Transactions

City Holding Company provided certain accounting and administrative services to the Company. The Company's expenses associated with these services approximated $11,000 in 2001.

The Company maintains leases for three locations located within facilities of City National Bank of West Virginia that are renewable annually. Occupancy expense for the year ended December 31, 2001, was $17,700.

During 2001, City Holding Company allocated $3,250 for errors and omissions insurance coverage.

City Financial Corporation

Notes to Financial Statements (continued)

7. Securities Transactions

On December 12, 2000, the Company purchased 3,000 common stock shares of the NASDAQ Stock Market, Inc. (NASDAQ) and on April 3, 2000, purchased 300 warrants in the National Association of Securities Dealers, Inc. (NASD). The shares of common stock and warrants were offered in Phase II to investors drawn from the NASD's membership, NASDAQ market participants, NASDAQ issuers and institutional investors. Neither of these securities are publicly traded and were acquired at a total cost of $42,300. The Company believes the fair value of these securities approximates cost at December 31, 2001.

City Financial Corporation

Computation of Net Capital Under Rule 15c3-1

As of December 31, 2001

Net capital	
Total stockholder's equity qualified for net capital	$ 164,581
Deductions:	
Prepaid expenses	(1,203)
Fixed assets, net of accumulated depreciation	(14,824)
Investment securities	(42,300)
Deferred tax asset	(15,830)
	(74,157)
Net capital	$ 90,424
Aggregate indebtedness	
Accounts payable	$ 14,530
Accrued severance costs	56,789
Income taxes payable	201
Total aggregate indebtedness	$ 71,520
Computation of basic net capital requirement	
Net capital requirement	$ 50,000
Excess net capital	$ 40,424

The following is a reconciliation of adjusted net capital as computed above and net capital reported on the Corporation's Form 17a-5(a) as of December 31, 2001.

Net capital reported in Form 17a-5(a)	$ 164,581
Deductions:	
Prepaid expenses	(1,203)
Fixed assets, net of accumulated depreciation	(14,824)
Investment securities	(42,300)
Deferred tax asset	(15,830)
Net capital as reported above	$ 90,424



■ Ernst & Young LLP
900 United Center
500 Virginia Street East(25301)
P.O. Box 2906
Charleston, West Virginia 25330

■ Phone: (304) 343-8971
Fax: (304) 357-5994
www.ey.com

Supplementary Report of Independent Auditors on Internal Control

City Holding Company, Stockholder
City Financial Corporation, Board of Directors

In planning and performing our audit of the financial statements and supplemental schedules of City Financial Corporation (the Company) for the year ended December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company (including tests of such practices and procedures) that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management and the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.

Ernst + Young LLP

February 8, 2002